Boston Properties, Inc.
800 Boylston Street, Suite 1900
Boston, MA 02199-8103

May 11, 2017

VIA EDGAR

Ms. Kristi Marrone
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Boston Properties, Inc.
Form 10-K for the fiscal year ended December 31, 2016
Filed February 28, 2017
File No. 001-13087
Boston Properties Limited Partnership
Form 10-K for the fiscal year ended December 31, 2016
Filed February 28, 2017
File No. 000-50209
Dear Ms. Marrone:
This letter is submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K for the year ended December 31, 2016 of Boston Properties, Inc. and Boston Properties Limited Partnership (collectively, the “Company”), as set forth in your letter (the “Comment Letter”) dated May 8, 2017 to Michael E. LaBelle, Chief Financial Officer of Boston Properties, Inc.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations
Capitalization, page 87
Comment No. 1

1.
We note your presentation of Combined Debt and BXP’s Share of Combined Debt. To the extent these measures are presented in future periodic filings, please include explanatory language similar to that provided in the second introductory paragraph on page 47 of Exhibit 99.1 to the Form 8-K filed on February 1, 2017. In addition, please explicitly disclose that you do not control your investments in unconsolidated entities here and in the aforementioned Form 8-K disclosure.

Ms. Kristi Marrone
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
May 11, 2017

Response to Comment No. 1

We acknowledge the Staff’s comment and confirm that, to the extent the Company presents Combined Debt or BXP’s Share of Combined Debt in future periodic reports filed with the Commission, the Company will include explanatory language similar to that provided in the second introductory paragraph on page 47 of Exhibit 99.1 to the Form 8-K furnished on February 1, 2017. For example, the Company intends to continue to include explanatory language such as that contained in (1) the third paragraph on page 88 of the Company’s Form 10-K for the fiscal year ended December 31, 2016 filed with the Commission on February 28, 2017 (the “2016 Form 10-K”) and (2) the second paragraph on page 57 of the Company’s Form 10-Q for the fiscal quarter ended March 31, 2017 filed with the Commission on May 8, 2017 (the “Q1 Form 10-Q”).

In addition, to the extent the Company presents the aforementioned measures in future periodic reports filed with, or within Item 2.02 disclosures contained in current reports on Form 8-K furnished to, the Commission, the Company will disclose that it does not control its investments in unconsolidated entities. The Company notes, for example, that it included such language on page 57 of the Q1 Form 10-Q. For the Staff’s convenience, the following is the language included in such Q1 Form 10-Q, marked to show the changes made to the language previously included in the Company’s 2016 Form 10-K:

“For example, in addition to partners’ interests in profits and capital, ~~partnership~~ venture agreements vary in the allocation of rights regarding decision making (both for routine and major decisions), distributions, transferability of interests, liquidations, ~~etc~~and other matters. Moreover, in some cases we exercise significant influence over, but do not control, the joint venture in which case GAAP requires that we account for the joint venture entity using the equity method of accounting and we do not consolidate it for financial reporting purposes. As a result, presentations of ~~measures on a Combined basis and showing~~ BXP’s Share of a ~~Combined amount~~financial measure should be considered with and as a supplement to our financial information presented in accordance with GAAP.”
* * *
If you have any questions concerning these responses, please contact me at (617) 236-3352.

Sincerely,

/s/ Michael E. LaBelle

Michael E. LaBelle
Executive Vice President, Chief Financial Officer
of Boston Properties, Inc.

cc:	Michael R. Walsh
Senior Vice President, Chief Accounting Officer
Eric G. Kevorkian
Senior Vice President, Senior Corporate Counsel
Daniel Adams, Esq.
Goodwin Procter LLP